Exhibit 99.1

News Release

NORBORD INC. ANNOUNCES ELECTION OF BOARD OF DIRECTORS

TORONTO, ON (May 6, 2020) – Norbord Inc. (TSX and NYSE: OSB) announced results from its 2020 annual meeting of shareholders held earlier today. All of the nine nominees listed in the Corporation’s Management Proxy Circular dated March 9, 2020 proposed by management for election to the Board of Directors at the annual meeting of shareholders were elected by acclamation. The Directors will remain in office until the next annual meeting of shareholders or until their successors are elected or appointed. The proxies received by management were as follows:

	Votes in Favour		Votes Withheld
Name	#	%	#	%
Jack Cockwell	61,490,886	90.46	6,481,916	9.54
Paul Gagné	67,543,313	99.37	429,489	0.63
Peter Gordon	61,374,296	90.29	6,598,506	9.71
Paul Houston	65,191,313	95.91	2,781,489	4.09
Marian Lawson	67,704,103	99.60	268,699	0.40
Colleen McMorrow	67,802,993	99.75	169,809	0.25
Denise Nemchev	67,649,144	99.52	323,658	0.48
Lori Pearson	61,960,846	91.16	6,011,956	8.84
Peter Wijnbergen	65,679,568	96.63	2,293,234	3.37

Norbord Profile

Norbord Inc. is a leading global manufacturer of wood-based panels and the world’s largest producer of oriented strand board (OSB). In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products. Norbord has assets of approximately $1.9 billion and employs approximately 2,400 people at 17 plant locations in the United States, Canada and Europe. Norbord is a publicly traded company listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol “OSB”.

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Contact:

Robert B. Winslow, CFA

Vice President, Investor Relations & Corporate Development

Tel. (416) 777-4426

investors@norbord.com

or

Heather Colpitts

Director, Corporate Affairs

Tel. (416) 643-8838

investors@norbord.com